Exhibit - 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO

OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Mellon Financial Corporation

and its subsidiaries

	Year ended Dec. 31,
(dollar amounts in millions)	2002	2001	2000	1999	1998

1. Income from continuing operations before impact of accounting change	$667	$436	$756	$742	$610
2. Provision for income taxes	326	239	427	431	335

3. Income from continuing operations before provision for income taxes and impact of accounting change (line 1 + line 2)	$993	$675	$1,183	$1,173	$945

4. Fixed charges:
a. Interest expense (excluding interest on deposits)	$274	$393	$512	$534	$441
b. One-third of rental expense net of income from subleases and amortization of debt issuance costs	58	46	40	41	43

c. Total fixed charges (excluding interest on deposits) (line 4a + line 4b)	332	439	552	575	484
d. Interest on deposits	172	430	340	355	491

e. Total fixed charges (line 4c + line 4d)	$504	$869	$892	$930	$975

5. Preferred stock dividend requirements (a)	$-	$-	$-	$-	$13

6. Income from continuing operations before provision for income taxes and impact of accounting change, plus total fixed charges:
a. Excluding interest on deposits (line 3 + line 4c)	$1,325	$1,114	$1,735	$1,748	$1,429

b. Including interest on deposits (line 3 + line 4e)	$1,497	$1,544	$2,075	$2,103	$1,920

7. Ratio of earnings (as defined) to fixed charges:
a. Excluding interest on deposits (line 6a divided by line 4c)	3.99	2.54	3.14	3.04	2.95
b. Including interest on deposits (line 6b divided by line 4e)	2.97	1.78	2.33	2.26	1.97

8. Ratio of earnings (as defined) to combined fixed charges and preferred stock dividends:
a. Excluding interest on deposits [line 6a divided by (line 4c + line 5)]	3.99	2.54	3.14	3.04	2.88
b. Including interest on deposits [line 6b divided by (line 4e + line 5)]	2.97	1.78	2.33	2.26	1.94

(a)	Preferred stock dividend requirements for 1998 represent the pretax amounts required to cover preferred stock dividends.